Filed Pursuant to Rule 433
Registration No. 333-124159
May 17, 2006
PRICING TERM SHEET

Issuer:	The Detroit Edison Company
Security:	2006 Series A 6.625% Senior Notes due 2036
Size:	$250,000,000
Maturity Date:	June 1, 2036
Coupon:	6.625%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2006
Price to Public:	99.946%
Spread to Benchmark Treasury:	+ 125 bp
Benchmark Treasury:	UST 5.375% due February 15, 2031
Benchmark Treasury Yield:	5.379%
Make-whole call:	At any time at a discount rate of Treasury plus 30 basis points
Expected Settlement Date:	T+5; May 24, 2006
CUSIP:	250847EB2
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. and BBB+ by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Co-Managers:	BNP Paribas Securities Corp.
BNY Capital Markets, Inc.
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275 Ext. 2663, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at (212) 834-4533.